Joseph L. Seiler, III Partner 212-248-3145 Direct 212-248-3141 Fax Joseph.Seiler@dbr.com

VIA EDGAR

December 3, 2012

Bryan J. Pitko

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Canopius Holdings Bermuda Limited

Amendment No. 2 to Registration Statement on Form S-4

Filed November 19, 2012

File No. 333-183661

Dear Mr. Pitko:

On behalf of our client, Canopius Holdings Bermuda Limited (the “Company”), we are responding to your letter dated December 3, 2012 to Susan Patschak, Chief Executive Officer of the Company (the “Comment Letter”), providing comments to the preliminary joint proxy statement/prospectus of the Company and Tower Group, Inc. (“Tower”), which was filed by the Company in the above-referenced registration statement on November 19, 2012 (such registration statement, as amended prior to the date hereof, the “Registration Statement”). Shortly following submission of this letter, the Company intends to file Amendment No. 3 to the Registration Statement (the Registration Statement, as so amended, “Amendment No. 3”), which will be revised in response to the comments received by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and generally to update the information contained therein.

This letter includes the responses to the Staff’s comments to the Registration Statement as expressed in the Comment Letter, which responses will be reflected in Amendment No. 3. For your convenience, we have repeated each of the Staff’s questions in italicized typeface before the response by the Company or Tower. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. Terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Registration Statement. Please note that the responses to comments 10 and 11 from the Comment Letter are still being prepared and have not been included in this letter. Such responses will be included in the response letter accompanying Amendment No. 3.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 3, 2012

General

1.	Please revise your references to “for the six months ended September 30, 2012” on pages 17 and F-1 to “for the nine months ended September 30, 2012.”

Response:

The Registration Statement will be revised by Amendment No. 3 to reflect the Staff’s comment to pages 17 and F-1.

Summary, page 1

Third Party Sale, page 13

2.	We note your response to our prior comment 3 and related disclosure. Please further revise your disclosure to describe the specific controls Canopius Bermuda will impose on the initial private placement to ensure that each of the third party investors and its affiliates will own less than 5% of the outstanding shares of Tower Ltd.

Response:

The Registration Statement will be revised by Amendment No. 3 to add the following language to the section entitled “Summary—Third Party Sale”:

Each subscription agreement entered into in connection with the third party sale will contain a representation from the relevant investor that its purchase of shares of Canopius Bermuda will not cause it (taken together with its affiliates) to own more than the foregoing ownership thresholds of Tower Ltd. immediately following the merger. The subscription agreements will also specify that any breach of such representation will cause the sale of Canopius Bermuda shares to such investor to be void and of no effect.

The Merger, page 39

Illustrative Example of Stock Conversion Number, page 44

3.	Please update the illustrative examples to incorporate a Tower Share Price estimate reasonably tied to the Tower Share Price of the most recent practicable date.

Response:

The Registration Statement will be revised by Amendment No. 3 to update the illustrative examples using a Tower stock price of $16.90, which was the closing price of Tower common stock on NASDAQ on November 30, 2012, and $17.90. A copy of the revised illustrative example is attached to this letter as Annex A.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 3, 2012

Treatment of Tower Convertible Senior Notes, page 46

4.	We note your disclosure that based on the dollar value of the potential conversion and the recent trading value, Tower management does not expect that holders of the Convertible Senior Note will exercise their conversion rights. Please expand your disclosure to indicate that, upon conversion and exchange for the merger consideration, Tower Ltd. may file a subsequent registration statement registering the resale by the converting noteholders of the Tower Ltd. shares received.

Response:

The Registration Statement will be revised by Amendment No. 3 to add the following language to the section entitled “The Merger—Treatment of Tower Convertible Notes”:

Any common shares issued upon conversion of the convertible notes will not be registered under the registration statement of which this prospectus/proxy statement is a part. Tower expects but is not required to file a resale registration statement covering such shares following the merger.

Opinion of Barclays to the Tower Board of Directors, page 56

Tower Valuation, page 59

5.	We note the Has/Gets Analysis prepared by Barclays. We further note that Barclays relied on projections provided by the management of Tower with respect to each of (i) earnings per share; (ii) return on tangible equity; (iii) return on equity; (iv) tangible book value per share; and (v) book value per share. Please revise your description of the Has/Gets Analysis to disclose any relevant assumptions underlying Tower’s projections.

Response:

The Registration Statement will be revised by Amendment No. 3 to include the language set forth on pages 68 though 70 of the marked pages attached as Annex B.

Discounted Cash Flow Analysis, page 62

6.	Please revise your description of the discounted cash flow analysis to disclose the earnings estimates provided by Tower management, the earnings estimates for the pro forma entity provided by Tower management and the adjustments made by Barclays in its calculation of the pro forma range of per share values for consummation of the transaction.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 3, 2012

Response:

The Registration Statement will be revised by Amendment No. 3 to include the language set forth on page 63 of the marked pages attached as Annex B.

Comparable Transaction Analysis, page 65

7.	Please revise the disclosure to disclose the transactions excluded from Barclays’ analysis, if any, and provide the reasons why those transactions were excluded.

Response:

There were no transactions meeting the criteria of those reviewed by Barclays that were excluded from its analysis of comparable transactions.

8.	Please revise the disclosure to further describe the qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transaction which would affect the acquisition values of the selected target companies and Canopius Bermuda and describe how such qualitative judgments resulted in adjustments to the quantitative transaction analysis.

Response:

The Registration Statement will be revised by Amendment No. 3 to include the language set forth on page 66 of the marked pages attached as Annex B.

General, page 66

9.	We note that the description in the registration statement regarding the material relationships between Barclays and Tower does not provide a narrative and quantitative description of the fees paid or to be paid to Barclays and its affiliates by Tower, Canopius and their affiliates. Please revise the registration statement to provide such disclosures. In particular, please disclose the specific fees paid to Barclays for the specific investment banking and financial services performed by Barclays over the past two years and the “customary fee” Barclays will receive as placement agent in connection with the third party sale.

Response:

The Registration Statement will be revised by Amendment No. 3 to include the language set forth on page 67 of the marked pages attached as Annex B.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 3, 2012

Tower Group’s Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies and Basis of Presentation

Reclassification and Adjustments, page 6

10.	We are still evaluating your response to prior comment 15. Please address the following:

(a)	Revise the Net Income Attributable to Tower heading to Consolidated Net Income in the second table on page 10 of your response;

(b)	Tell us how you amortized a deferred tax asset that you never recorded as a fair value purchase adjustment in connection with the acquisition of CastlePoint;

(c)	Clarify why the reversal of the deferred tax valuation allowance would have increased consolidated net income but would have no effect on Net Income Attributable to Tower; and

(d)	Tell us why you analyzed the errors identified prior to the out-of period adjustments, during the out-of-period adjustments and in total as opposed to on a consolidated basis.

Response:

A response to the foregoing comment will be included in the response letter accompanying Amendment No. 3 to be filed shortly.

Item 4. Controls and Procedures

(a) Disclosure Controls and Procedures, page 54

11.	Please revise your response to prior comment 16 to describe the internal control weaknesses over financial reporting, the steps you took to remedy the internal control weaknesses and the factors you considered in determining that your failure to record certain transactions at their proper amounts or at all that are at a minimum quantitatively material in some periods did not represent a significant internal control weakness over financial reporting.

Response:

A response to the foregoing comment will be included in the response letter accompanying Amendment No. 3 to be filed shortly.

*     *     *     *     *

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 3, 2012

Should you have any questions concerning this letter please call John Schwolsky at (212) 728-8232, Vladimir Nicenko at (212) 728-8273, Matthew B. Stern at (212) 728-8533 or the undersigned at (212) 248-3145.

Very truly yours,

/s/ Joseph L. Seiler III

Joseph L. Seiler III

cc:	Susan Patschak, Canopius Holdings Bermuda Limited

Elliot S. Orol, Tower Group, Inc.

Alan Bossin, Appleby (Bermuda) Limited

John M. Schwolsky, Willkie Farr & Gallagher LLP

Vladimir Nicenko, Willkie Farr & Gallagher LLP

ANNEX A

Illustrative Examples of Stock Conversion Number

The table below sets forth two illustrative examples to calculate the stock conversion number using indicative values for the closing price per share of Tower common stock on NASDAQ on the pricing date of the third party sale, the adjusted Canopius Bermuda price per share, the target TNAV amount and other factors. The values set forth below are illustrative only and, accordingly, actual values used to calculate the stock conversion number in connection with the merger may differ materially from those used in the illustrative examples.

	Example 1	Example 2
Tower—Stock Consideration
(x) Illustrative Tower Share Price on NASDAQ on the pricing date of the third party sale	$16.90	$17.90

CHBL Balance Sheet
Canopius Bermuda TNAV (as of closing)(1)	$339,921,000	$339,921,000
(a) Target TNAV amount (determined by Tower at the time of the closing of the third party sale)(2)	$179,907,211	$179,907,211

TNAV Adjustment Mechanism
Pre-Closing Dividend	$150,013,789	$150,013,789
Post-Closing True-Up Amount(3)	10,000,000	10,000,000

Excess Capital	$160,013,789	$160,013,789

Adjusted Canopius Bermuda price per share
(a) Target TNAV amount (determined by Tower at the time of the closing of the third party sale)	$179,907,211	$179,907,211
(b) Value of the retained business (determined in accordance with the MTA)(4)	8,027,966	8,027,966
(c) Aggregate amount of the placement fees received by the placement agents in connection with the third party sale(5)	9,891,325	9,891,325
(d) Assumed illustrative investment discount for third party investors	10,411,921	10,411,921

Total(6)	$208,238,423	$208,238,423
(e) The aggregate number of Canopius Bermuda common shares sold in the third party sale(7)	14,025,737	14,025,737

(f) Adjusted Canopius Bermuda price per share (a + b + c + d) / e	$14.85	$14.85
(g) Stock Conversion Number (x / f)	1.1383x	1.2056x

Ownership Assuming No Conversion of Tower Convertible
(h) Tower shares outstanding(8)	39,232,375	39,232,375
(i) Canopius Bermuda shares issued to Tower shareholders (g x h)	44,658,212	47,298,551
(j) Pro Forma Tower Ltd. shares outstanding (e + i)	58,683,949	61,324,288

Percentage of shares of Tower Ltd. held by existing Tower shareholders (i / j)	76.1%	77.1%
Percentage of shares of Tower Ltd. held by third party investors (e / j)	23.9%	22.9%

Ownership Assuming Conversion of Tower Convertible
(k) Tower shares outstanding(9)	46,244,337	46,244,337
(l) Canopius Bermuda shares issued to Tower shareholders (g x k)	52,639,929	55,752,173
(m) Pro Forma Tower Ltd. shares outstanding (e + l)	66,665,666	69,777,910
Percentage of shares of Tower Ltd. held by existing Tower shareholders (l / m)	79.0%	79.9%
Percentage of shares of Tower Ltd. held by third party investors (e / m)	21.0%	20.1%

(1)	For illustrative purposes, in this exhibit Canopius Bermuda TNAV amount as of closing is assumed to be equivalent to that as of September 30, 2012.
(2)

Tower intends to specify the target TNAV amount to Canopius Bermuda as of the signing date of the third party sale. Therefore, the numbers in this exhibit are illustrative. Tower will principally consider the amount of capital that it believes will be required to maintain its ratings and to operate the combined business. Based on its current market price, Tower believes this capital amount to be between $160 million and $190 million. If Tower’s share price decreases, the desired amount of capital to be retained may be reduced as well. Tower has relationships with its primary rating agencies (AM Best, Fitch and Demotech) and continually discusses proprietary rating capital models that these agencies have developed. Tower also has internally developed capital models that it believes provide outputs similar to the rating agencies’ proprietary models. Tower evaluated the business plan associated with the merged companies in light of these rating capital models to determine an appropriate amount of capital, which it currently estimates to be between $160 million and $190 million.
(3)	For illustrative purposes, in this exhibit the post closing true-up amount assumes the final TNAV amount is equal to the Canopius Bermuda TNAV less the pre-closing dividend, and that no interest is due.
(4)	Represents Tower and Canopius current estimate of the value of retained business. Such value may change before this registration statement becomes effective. Tower believes that the retained assets will consist primarily of reinsurance balances due from Canopius as a result of the restructuring transaction, restricted cash, cash and marketable investment securities. The restricted cash balances will support Tower’s net insurance liabilities retained as a result of the restructuring transaction. Tower believes that the risks associated with these assets are consistent with the volatility of the assets employed in its U.S. based business, and with modest incremental risk associated with the marketable securities, which will be exposed to currency risk in addition to credit risk and duration risk.
(5)	Tower has agreed to pay the placement agents in connection with the third party sale a 5% fee. Calculated on the basis of the sum of the target TNAV amount and the value of the retained business.
(6)	For illustrative purposes, this exhibit assumes a 5% discount for third party investors and is subject to market conditions. Actual discount may be larger or smaller. Calculated on the basis of the sum of the target TNAV amount, the value of the retained business and the placement fee.
(7)	Canopius Bermuda currently has 150,000,000 shares authorized and 100 shares issued and outstanding. Prior to the closing of the transaction and in conjunction with the restructuring Canopius Bermuda intends to increase its shares issued and outstanding. The 14,025,737 Canopius Bermuda shares herein reflect the current estimate of Canopius Bermuda’s post-restructuring outstanding shares.
(8)	Assumes for illustrative purposes 38,376,845 Tower common shares outstanding and 855,530 options to purchase common shares as of September 30, 2012. Assumes that no holders of Tower’s convertible notes will elect to received merger consideration in connection with the merger. At some Tower share prices, holders of the convertible notes may decide to elect merger consideration. See “—Conversion of the convertible notes may dilute the ownership interest of existing Tower stockholders in Tower Ltd.”
(9)	Assumes for illustrative purposes 39,232,375 Tower common shares outstanding as of September 30, 2012 (including 855,530 options to purchase common shares) and 7,011,962 shares issued under exercise of “make-whole fundamental change” provision as of September 30, 2012.

Treatment of Tower Stock Options

At the effective time, each outstanding option to acquire Tower common stock, whether vested or unvested and whether granted under Tower’s Long-Term Equity Plan or otherwise, will automatically vest and become free of any forfeiture conditions and will constitute a fully vested option to acquire, on the same terms and conditions (other than vesting and performance conditions) as were applicable to such Tower stock option immediately prior to the merger, that number (rounded down to the nearest whole number) of Tower Ltd. common shares determined by multiplying (a) the number of shares of Tower common stock subject to such option immediately prior to the effective time by (b) the stock conversion number. The per share exercise price for Tower Ltd. common shares issuable upon exercise of such Tower Ltd. options will be an amount (rounded up to the nearest cent) equal to (i) the exercise price per share of Tower common stock at which the assumed Tower stock options were exercisable immediately prior to the effective time divided by (ii) the stock conversion number.

Treatment of Tower Restricted Stock

At the effective time, each outstanding share of Tower restricted stock that is outstanding and subject to vesting or forfeiture conditions, whether granted under the Long-Term Equity Plan or otherwise, will

ANNEX B

As also discussed above, Tower’s Board of Directors considered that the merger could enhance the profitability and financial strength of the combined company. For instance, Tower believes that Tower Ltd., if successful in executing its business plan, may be able to harness the potential business and tax efficiencies of its Bermuda holding company structure to lower its overall operating costs and enhance its competitiveness in the global insurance and reinsurance markets. In addition, Tower believes that Tower Ltd.’s presence as a reinsurer in Bermuda, as well as the experience of Tower Ltd.’s Bermuda-based employees following the merger, will facilitate further access to international insurance and reinsurance markets, including the Lloyd’s market, and enable it to source new international business opportunities for growth and profitability in a more efficient manner. As a consequence of the merger, Tower’s Bermuda reinsurance operation will have a significantly larger balance sheet than it currently does. This will enable Tower to transact all of its future third-party reinsurance business through its Bermuda platform.

Currently, Tower writes the substantial majority of its third-party reinsurance business, including all of its Lloyd’s and international reinsurance business, through its domestic insurance companies due to capacity constraints in its Bermuda reinsurance company. In addition, because a majority of Tower’s third-party reinsurance consists of business sourced from Lloyd’s of London or from Bermuda itself, Tower believes that the consolidation of its reinsurance operations in Bermuda will permit it to hire employees from a much deeper pool of experienced reinsurance professionals. Tower’s current Bermuda platform is CastlePoint Reinsurance Bermuda Limited, which is consolidated in Tower’s current organization. The capacity constraint with respect to Tower’s existing Bermuda reinsurance company is due to the fact that its capital is fully utilized to reinsure direct Tower business underwritten by Tower’s domestic insurance companies. The merger transaction will provide additional capital to permit the third-party reinsurance business that is currently underwritten through Tower’s domestic insurance companies to be underwritten through its new Bermuda operating company. Tower expects that the underwriting income from this third-party reinsurance business will be sufficient to provide the capital growth necessary to allow for additional future reinsurance opportunities.

Opinion of Barclays to the Tower Board of Directors

Tower engaged Barclays to render an opinion with respect to the fairness, from a financial point of view, to Tower’s stockholders of the merger consideration to be offered to such stockholders in the transaction. On November 6, 2012, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to Tower’s Board of Directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the merger consideration to be offered to the stockholders of Tower in the transaction was fair to such stockholders.

The full text of Barclays’ written opinion, dated as of November 6, 2012, is attached as Annex F to this proxy statement/prospectus. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. Tower’s stockholders are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the Tower Board of Directors, addresses only the fairness, from a financial point of view, of the merger consideration to be offered to the stockholders of Tower in the transaction and does not constitute a recommendation to any stockholder of Tower as to how such stockholder should vote with respect to the transaction or any other matter. The terms of the transaction were determined through arm’s-length negotiations among Tower, Canopius and Canopius Bermuda and were unanimously approved by the Tower Board of Directors. Barclays was not requested to opine as to, and its opinion does not in any manner address, Tower’s underlying business decision to proceed with or effect the transaction, the likelihood of consummation of the transaction, Tower’s purchase of ordinary shares of Canopius, or any of the other transactions or agreements contemplated by or arising out of the MTA, including, without limitation, the restructuring, the third party sale, the SPS transactions right or the acquisition right (in each case as defined in this proxy statement/prospectus). Barclays was solely engaged for the purpose of rendering an opinion with respect to the fairness, from a financial point of view, of the merger consideration to be offered to Tower’s stockholders in the transaction, and not as a financial advisor and, accordingly, Barclays did not consider, and its opinion does not address, the merits of the transaction. Barclays did not express any opinion as to any tax, regulatory or other consequences that might result from the transaction, nor does its opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understands that Tower has obtained such advice as it deemed necessary from qualified professionals. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of Tower in the transaction. Moreover, Barclays expressed no opinion as to the fairness of the merger consideration to the holders of Tower’s convertible notes in their capacity as such, nor did Barclays express any view or recommendation as to whether any such holder should exercise any rights that may arise under the terms of the convertible notes as a result of the transaction. No limitations were imposed by the Tower Board of Directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

Management of Tower advised Barclays, and Barclays assumed for the purposes of its opinion, that:

•

Tower will not consummate the transaction if the holders of Tower’s common stock and options to purchase common stock, as well as holders of the convertible notes, could own 80% or more or less than 76% of the fully diluted capital stock of Tower Ltd. immediately after the completion of the merger;

•

Tower will not consummate the transaction if the amount that is equal to (i) the closing price per share of Tower common stock on the pricing date of the third party sale, minus (ii) the investment discount (expressed on a per share basis), minus (iii) the placement fee of 5% to be received by the placement agents in connection with the third party sale (expressed on a per share basis) (the result of such calculation to be referred to in this proxy statement/prospectus as the net proceeds to Canopius per Tower equivalent share), is less than $14.54;

•	the target TNAV amount will not exceed $294.6 million;

•	the value of the retained business for purposes of determining the stock conversion number will be $5.4 million; and

•	the aggregate number of shares of Canopius Bermuda sold in the third party sale will be 14,025,737.

In arriving at its opinion, Barclays reviewed and analyzed, among other things:

•	the merger agreement, a draft of the amendment, dated November 4, 2012, the MTA and the letter agreement, as well as the specific financial terms of the transaction;

•

publicly available information concerning Tower that Barclays believed to be relevant to its analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012;

•	the Registration Statement on Form S-4 of Canopius Bermuda filed on August 31, 2012 and Amendment No. 1 thereto filed on October 10, 2012;

•

financial and operating information with respect to the business, operations and prospects of Tower furnished to Barclays by Tower, including financial projections of Tower for the five years ended December 31, 2017 as prepared by management of Tower;

•

financial and operating information with respect to the business, operations and prospects of Canopius Bermuda furnished to Barclays by Canopius Bermuda and Tower, including financial projections of Canopius Bermuda for the five years ended December 31, 2017 as prepared by management of Tower;

•	the recent trading history of Tower common stock;

•	a comparison of the historical financial results and present financial condition of Tower and Canopius Bermuda with those of other companies that Barclays deemed relevant;

•	a comparison of the financial terms of the transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•

a comparison of the value of a holder of Tower common stock’s interest in Tower with the value of such holder’s interest in Tower Ltd. after giving effect to the transaction in terms of certain financial metrics;

•

the pro forma impact of the transaction on the future financial performance of the combined company, including cost savings and tax benefits, operating synergies and other strategic benefits expected by the management of Tower to result from a combination of the businesses; and

•	published estimates of independent research analysts with respect to the future financial performance and price targets of Tower.

In addition, Barclays had discussions with the management of Tower concerning its business, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of Tower that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Tower and Canopius Bermuda, upon the advice of Tower, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Tower as to the future financial performance of Tower and of Canopius Bermuda, respectively. Furthermore, upon the advice of Tower, Barclays assumed that the amounts and timing of the anticipated cost savings and tax benefits were reasonable and that the anticipated cost savings and tax benefits would be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Tower and did not make or obtain any evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Tower. Barclays is not an actuarial firm and its services did not include any actuarial determination or evaluation by Barclays or any attempt to evaluate actuarial assumptions and Barclays relied on Tower’s and Canopius Bermuda’s actuaries with respect to the adequacy of reserves for Tower’s and Canopius Bermuda’s respective insurance liabilities. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, November 6, 2012. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may occur after November 6, 2012. Barclays expressed no opinion as to the prices at which shares of Tower common stock would trade following November 6, 2012 or ordinary shares of Tower Ltd. would trade following the consummation of the transaction. Barclays’ opinion should not be viewed as providing any assurance that the market value of the ordinary shares of Tower Ltd. to be held by the stockholders of Tower after the consummation of the transaction would be in excess of the market value of the shares of Tower common stock owned by such holders at any time prior to the announcement or consummation of the transaction.

Barclays assumed that the amendment would be executed, and that such executed amendment would conform in all material respects to the last draft reviewed by it. Barclays assumed the accuracy of the representations and warranties contained in the merger agreement, as amended by the amendment, the MTA and the letter agreement and all agreements related thereto. Barclays also assumed, upon the advice of Tower, that all material governmental, regulatory and third party approvals, consents and releases for the transaction would be obtained within the constraints contemplated by such agreements and that the transaction would be consummated in accordance with the terms of such agreements without waiver, modification or amendment of any term, condition or agreement thereof that would have a material impact on Barclays’ opinion.

Summary of Barclays’ Analyses

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of Tower common stock but rather made its determination as to the fairness, from a financial point of view, to Tower stockholders of the merger consideration to be offered to such stockholders in the transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Tower Board of Directors and does not purport to be a complete description of the analysis undertaken by Barclays. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Tower or any other parties to the transaction. None of Tower, Canopius, Canopius Bermuda, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Tower Valuation

Has/Gets Analysis

Barclays reviewed and compared the value of a holder of Tower common stock’s interest in Tower prior to the completion of the transaction with the value of what such holder will be receiving in the transaction (i.e., the value of such holder’s interest in Tower Ltd. after giving effect to the transaction), in terms of the following financial metrics: (i) earnings per share, or EPS; (ii) return on tangible equity, or ROTE; (iii) return on equity, or ROE; (iv) tangible book value per share, or TBVPS; and (v) book value per share, or BVPS. Barclays evaluated the impact of the transaction with respect to each metric based on projections provided by the management of Tower assuming net proceeds to Canopius per Tower equivalent share of $14.54 and $16.50.

The following table summarizes the results of Barclays’ “Has/Gets” analysis, in each case assuming Tower stockholders own 76.0% (assuming no conversion by the holders of Tower’s convertible notes into Tower Ltd. shares) of the fully diluted capital stock of Tower Ltd. immediately following the consummation of the transaction (the minimum ownership level at which Tower would consummate the transaction). In order to derive a stock conversion number that resulted in a 76.0% pro forma ownership percentage for Tower stockholders, Barclays assumed that, in the scenario where net proceeds to Canopius per Tower equivalent share are $14.54, the sum of the target TNAV amount and the value of the retained business would be $178.2 million, and in the scenario where net proceeds to Canopius per Tower equivalent share are $16.50, the sum of the target TNAV amount and the value of the retained business would be $202.4 million.

Has/Gets Analysis

TNAV + Value of the Retained Business = $178.2mm	TNAV + Value of the Retained Business = $202.4mm
$14.54 Net Proceeds to Canopius per Tower Equivalent Share	$16.50 Net Proceeds to Canopius per Tower Equivalent Share
Has	Gets	% Change	Gets	% Change
EPS
2013E EPS	$2.87	$3.05	6.3%	$3.08	7.3%
2014E EPS	3.34	3.97	18.9%	4.06	21.5%
2015E EPS	3.81	4.63	21.3%	4.75	24.6%

ROTE
2013E ROTE	15.4%	17.5%	2.1%	17.2%	1.8%
2014E ROTE	15.9%	19.7%	3.8%	19.6%	3.7%
2015E ROTE	16.0%	19.5%	3.5%	19.4%	3.5%

ROE
2013E ROE	10.4%	12.3%	1.9%	12.1%	1.8%
2014E ROE	11.2%	14.5%	3.2%	14.5%	3.3%
2015E ROE	11.7%	14.9%	3.2%	15.0%	3.3%

TBVPS
12/31/12 TBVPS	$17.37	$16.10	(7.3%)	$16.57	(4.6%)
12/31/13 TBVPS	19.78	18.62	(5.9%)	19.12	(3.3%)
12/31/14 TBVPS	22.44	21.91	(2.4%)	22.49	0.2%
12/31/15 TBVPS	25.53	25.81	1.1%	26.51	3.8%

BVPS
12/31/12 BVPS	$26.45	$23.59	(10.8%)	$24.06	(9.0%)
12/31/13 BVPS	28.71	25.99	(9.5%)	26.49	(7.7%)
12/31/14 BVPS	31.21	29.16	(6.5%)	29.75	(4.7%)
12/31/15 BVPS	34.15	32.97	(3.5%)	33.67	(1.4%)

Stock Conversion Number	1.1437	x	1.1437	x
PF Tower Ownership (excl. Convert)	76.0%	76.0%
PF Tower Ownership (incl. Convert)(1)	78.9%	78.9%

1.	The pro forma Tower Ownership assumes that holders of Tower’s convertible notes convert the notes into Tower Ltd. shares with no share repurchases by Tower.

Barclays also conducted a regression analysis to evaluate the implied valuation of the transaction to Tower stockholders based on the correlation between (i) the multiple of trading price to TBVPS and (ii) estimated ROTE for 2013 for Tower and other property and casualty insurers deemed by Barclays to be comparable to Tower, referred to in this proxy statement/prospectus as the P&C peers, including:

•	Alleghany Corporation;

•	W. R. Berkley Corporation;

•	HCC Insurance Holdings, Inc.;

•	The Hanover Insurance Group, Inc.;

•	AmTrust Financial Services, Inc.;

•	RLI Corp.;

•	OneBeacon Insurance Group, Ltd.;

•	Selective Insurance Group, Inc.;

•	Argo Group International Holdings, Ltd.; and

•	The Navigators Group, Inc.

Barclays observed that, among Tower and the P&C peers, the multiple of trading price to TBVPS tended to increase as ROTE increased, and, accordingly, although the transaction will be dilutive to TBVPS at the closing of the transaction, as illustrated by the “Has/Gets” analysis, the improvement in ROTE would imply a higher trading multiple to TBVPS for the combined company. As a result, Barclays calculated an implied increase in valuation per share of 8.2% to 27.8% to Tower stockholders, as illustrated in the following table:

	2013E		2013PF		2014PF
ROTE	15.4%		17.5%		19.7%
Implied P/TBV	1.04	x(1)	1.21	x(2)	1.38	x(2)
TBVPS(3)	$17.37		$16.10		$18.62
Implied Valuation	$18.01		$19.48		$25.79
Present Value (PV) Discount (12%)(4)					($2.76)
Implied Valuation with PV Discount	$18.01		$19.48		$23.02
% Improvement			8.2%		27.8%

Source for information relating to P&C peers: SNL Financial and Factset. Financial data as of the most recent quarter and based on estimates of Institutional Brokers’ Estimate System. Market data as of November 1, 2012.

1.	Represents Tower’s trading multiple as of November 1, 2012.
2.	Implied P/TBV assumes Tower continues to trade on a similar basis relative to the P&C peers as it traded as of November 1, 2012.
3.	TBVPS shown for 2013E, 2013PF and 2014PF represents 12/31/12 estimated standalone TBVPS, 12/31/12 pro forma TBVPS and 12/31/13 pro forma TBVPS, respectively.
4.	Based on Barclays’ review of the cost of equity for Tower and the P&C peers.

Barclays also did a “Has/Gets” analysis assuming that holders of Tower’s convertible notes choose to either (i) put the notes to Tower at par, in which case Barclays assumed, based on the advice of Tower management, that Tower would pay the holders of the convertible notes $150 million in cash by drawing on its credit facility at a rate of 2.06% to fund such payment; or (ii) convert the notes into Tower Ltd. shares, in which case Barclays assumed, based on the advice of Tower management, that Tower would exercise a $150 million share repurchase at repurchase prices of $17.00 and $19.30 per share (such repurchase to be funded by Tower drawing on its credit facility at a rate of 2.06%). For purposes of its analysis, Barclays assumed net proceeds to Canopius per Tower equivalent share of $14.54 and the sum of the target TNAV amount and the value of the retained business to be $178.2 million. The results of this analysis are as follows:

Has/Gets Analysis

(Convertible Scenario at $14.54 Net Proceeds to Canopius Per Tower Equivalent Share)

						Convert Holders Convert to Equity and Tower Executes a Share Buyback
		Pro Forma No Convert		Convert Holders Put		Buyback @ $17.00		Buyback @ $19.30
	Has(1)	Gets	% Change	Gets	% Change	Gets	% Change	Gets	% Change
EPS
2013E EPS	$2.87	$3.05	6.3%	$3.17	10.6%	$3.28	14.6%	$3.22	12.2%

ROTE
2013E ROTE	15.4%	17.5%	2.1%	18.2%	2.8%	18.2%	2.8%	18.2%	2.8%

ROE
2013E ROE	10.4%	12.3%	1.9%	12.7%	2.4%	12.7%	2.4%	12.7%	2.4%

TBVPS
12/31/12 TBVPS	$17.37	$16.10	(7.3%)	$16.10	(7.3%)	$16.70	(3.9%)	$16.35	(5.9%)

BVPS
12/31/12 BVPS	$26.45	$23.59	(10.8%)	$23.59	(10.8%)	$24.46	(7.5%)	$23.95	(9.5%)

1.	Based on Tower management’s estimates.

Discounted Cash Flow Analysis

As part of its “Has/Gets” analysis, Barclays performed and compared a discounted cash flow analysis of Tower common stock on a standalone basis and pro forma for the consummation of the transaction. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of the future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Barclays calculated a reference range of per share values for Tower stockholders on a standalone basis using:

•	earnings estimates provided by Tower management for the five-year period ending December 31, 2017 of $2.87, $3.34, $3.81, $4.35 and $4.81 per share, respectively;

•

a required premium-to-total capital ratio of 1.05x, based on Tower management’s estimated premium-to-total capital ratio for Tower as of December 31, 2012 before adjustment for Tower management’s estimated losses stemming from Hurricane Sandy;

•	discount rates of 10%, 12% and 14% based on Barclays’ review of the cost of equity for Tower and the P&C peers; and

•	a range of terminal P/TBVPS multiples of 1.0x to 1.2x, based on the historic valuation ranges for Tower and the P&C peers.

Barclays also calculated a reference range of per share values for Tower stockholders pro forma for the consummation of the transaction using the same assumptions used for the Tower standalone analysis, except that:

•

Barclays made adjustments to reflect the change in outstanding shares resulting from the transaction, based on the stock conversion number, and scaled earnings provided by Tower management to reflect changes in the target TNAV amount, as appropriate;

•

Barclays used earnings estimates for the pro forma entity provided by Tower management for the five-year period ending December 31, 2017 of $3.05, $3.97, $4.63, $5.28 and $5.95 per share, respectively; and

•

since the ROE and ROTE of the combined entity is expected to be higher than Tower’s ROE and ROTE on a standalone basis, Barclays used a range of terminal P/TBVPS multiples of 1.2x to 1.4x (as opposed to 1.0x to 1.2x).

For purposes of its analysis, Barclays assumed (i) a sum of the target TNAV amount and the value of the retained business of $178.2 million and (ii) net proceeds to Canopius per Tower equivalent share of $14.54.

This analysis resulted in the following reference ranges of indicated per share values:

Tower Standalone DCF Value Per Share:	$18.99 to $28.73
Pro Forma DCF Value Per Share:	$25.08 to $35.24

Barclays noted that the pro forma discounted cash flow valuation is 23% to 32% higher than the standalone valuation.

Quantifying Transaction Costs

Barclays also conducted an analysis to calculate the costs of the transaction on a tangible book value basis based on estimates provided by Tower management. For purposes of its analysis, Barclays assumed (i) net proceeds to Canopius per Tower equivalent share of $14.54 and (ii) a sum of the target TNAV amount and the value of the retained business of $178.2 million.

Barclays noted that the transaction results in a reduction to estimated tangible book value as of December 31, 2012 of $1.27 per share, or $49.2 million in the aggregate. Based on the estimated annual tax benefits and synergies for the benefit of Tower stockholders of $24.3 million in the first year and $29.7 million in the second year following the closing (calculated as 76% (the minimum ownership level for Tower stockholders at which Tower would consummate the transaction) of the estimates provided by Tower management of $32 million in the first year and $39 million in the second year), Barclays noted that the reduction to tangible book value would be reversed within 1.8 years of the closing.

Canopius Bermuda Valuation

Barclays also reviewed certain comparable company trading metrics and comparable transaction metrics, and performed a discounted cash flow analysis, to determine a valuation range for Canopius Bermuda after giving effect to the restructuring. Barclays noted that the transaction is structured as an acquisition of Tower by Canopius Bermuda. However, since Tower stockholders will hold a majority of the ordinary shares of Tower Ltd. following the closing, Barclays also provided certain financial analyses with respect to the purchase price to be received by Canopius for its interest in Canopius Bermuda.

Under the terms of the MTA, Canopius has agreed to value Canopius Bermuda at the target TNAV amount plus the value of the retained business. Tower management advised Barclays that, as of the date of its opinion, it estimated that Canopius Bermuda’s target TNAV amount would be equal to $172.8 million and the value of the retained business would be equal to $5.4 million, for a total Canopius Bermuda valuation of $178.2 million, assuming (i) net proceeds to Canopius per Tower equivalent share of $14.54 and (ii) pro forma ownership of 76% for Tower stockholders in the combined company.

For purposes of its analysis, Barclays did not include the placement fee or the investment discount as part of Tower’s valuation of Canopius Bermuda.

Comparable Company Analysis

Barclays compared the valuation for Canopius Bermuda in the transaction with the valuation implied by the application of certain public market multiples for certain other Bermuda insurers deemed by Barclays to be comparable to Canopius Bermuda, including:

•	Arch Capital Group Ltd.;

•	Everest Re Group, Ltd.;

•	PartnerRe Ltd.;

•	AXIS Capital Holdings Limited;

•	RenaissanceRe Holdings Ltd.;

•	Validus Holdings, Ltd.;

•	Allied World Assurance Company Holdings, AG;

•	Alterra Capital Holdings Limited;

•	Aspen Insurance Holdings Limited;

•	Endurance Specialty Holdings Ltd.;

•	Platinum Underwriters Holdings, Ltd.; and

•	Montpelier Re Holdings Ltd.

Barclays reviewed, in respect of the Bermuda insurance company peers, the following information:

•	the multiple of market price per share to estimated 2012 EPS;

•	the multiple of market price per share to estimated 2013 EPS;

•	the multiple of market price per share to BVPS;

•	the multiple of market price per share to TBVPS; and

•	estimated 2013 return on average equity, or ROAE.

The following table summarizes the results of Barclays’ analysis:

Metric	Median for Comparable Companies
P/2012E EPS	8.5x
P/2013E EPS	9.9x
P/BVPS(1)	0.81x
P/TBVPS(1)	0.84x
2013E ROAE	7.9%

Source: SNL Financial, FactSet. Market data as of November 1, 2012.

1.	Includes accumulated other comprehensive income.

Barclays selected the comparable companies listed above because their business and operating profiles are reasonably similar to that of Canopius Bermuda. However, because of the inherent differences between the business, operations and prospects of Canopius Bermuda and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Canopius Bermuda and the selected comparable companies that could affect the valuation of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between Canopius Bermuda and the selected companies included in the comparable company analysis. Based on these judgments, Barclays selected a range of P/2013E EPS multiples of 8.0x to 11.0x, P/BV multiples of 0.8x to 1.0x and P/TBV multiples of 0.8x to 1.0x, and applied them to corresponding financial data for Canopius Bermuda to calculate, after applying change of control premiums of 15% and 25%, selected by Barclays based on its experience with merger and acquisition transactions, a valuation range for Canopius Bermuda of $150 million to $190 million, as compared to the value being ascribed to Canopius Bermuda in the transaction of $178.2 million.

Comparable Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples in selected transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Canopius Bermuda with respect to the size, mix, growth prospects and other characteristics of their businesses.

The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Selected Offshore Comparable Transactions

Target	Acquiror	Year	Size	P/TBV		P/BV
Atrium	Ariel	2007	$391	2.00	x	1.62	x
Kiln	Tokio Marine	2007	884	1.90		1.74
Talbot	Validus	2007	382	1.85		1.85
IPC	Validus	2009	1,670	0.90		0.89
Chaucer	Hanover	2011	501	1.10		0.93
Transatlantic	Alleghany	2012	3,431	0.82		0.82
Hardy	CNA	2012	227	1.55		1.36
Omega	Canopius	2012	262	0.91		0.80
Flagstone	Validus	2012	623	0.75		0.72
Mean			$930	1.31	x	1.19	x
Median			$501	1.10	x	0.93	x

Source: SNL Financial, FactSet, SDC M&A Data.

The reasons for and the circumstances surrounding each of the selected comparable transactions analyzed were diverse and there are inherent differences between the businesses, operations, financial conditions and prospects of Canopius Bermuda and those included in the comparable transactions analysis. Accordingly, Barclays believed that a purely quantitative comparable transactions analysis would not be particularly meaningful in the context of considering the transactions. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transaction which would affect the acquisition values of the selected target companies and Canopius Bermuda. Based on Barclays’ experience and knowledge of merger and acquisition transactions in the insurance industry, Barclays believed that the IPC-Validus and Transatlantic-Alleghany transactions set forth in the table above were most comparable to this transaction and, accordingly, were used for the purposes of determining the applicable P/TBV and P/BV multiple ranges to be applied to the expected target TNAV amount of $172.8 million. Based on these judgments, Barclays applied P/TBV and P/BV multiple ranges of 0.8x to 0.9x to the expected target TNAV amount of $172.8 million, resulting in a valuation range for Canopius Bermuda of $140 million to $160 million, as compared to the value being ascribed to Canopius Bermuda in the transaction of $178.2 million. Barclays noted that this comparable transaction analysis does not capture the synergies to be recognized in this transaction and the scarcity of properties that meet Tower’s business objectives, in each case as described to Barclays by Tower management.

Discounted Cash Flow Analysis

Barclays performed a discounted cash flow analysis of Canopius Bermuda. Barclays calculated a reference range of values for Canopius Bermuda using:

•	earnings estimates provided by Tower management for the five-year period ending December 31, 2017;

•	discount rates of 10%, 12% and 14%; and

•	a range of terminal P/TBV multiples of 1.0x to 1.2x, and the application of a price to last 12 months earnings multiple of 8.0x to expected year 5 synergies.

The analysis resulted in a reference range of indicated values for Canopius Bermuda of $556 million to $703 million, as compared to the value being ascribed to Canopius Bermuda in the transaction of $178.2 million.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The management of Tower recommended, and the Tower Board of Directors determined, to select Barclays because of its familiarity with Tower, its historical relationship with Tower and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and knowledge of the industries in which Tower and Canopius Bermuda operate.

Barclays was retained solely for the purposes of rendering its opinion, and received a fee of $1.5 million upon delivery of its opinion. In addition, Tower agreed to reimburse Barclays for its expenses and to indemnify Barclays for certain liabilities that could arise out of its engagement. Barclays performed various investment banking and financial services for Tower and Canopius in the past, and expects to perform such services in the future, and received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays performed the following investment banking and financial services: (i) in November 2011, Barclays Corporate Bank provided Tower a $125 million secured Fund at Lloyd’s Credit Facility to support a series of reinsurance transactions with certain Lloyd’s syndicates, and such Facility was later amended to include a $25 million unsecured component, and in connection with such facility Barclays received a fee of $0.4 million; (ii) in April 2012, Barclays executed a $78 million contingent foreign exchange hedge with respect to Tower’s investment in Canopius, which transaction was closed in August 2012 and which hedge was unwound at such time, and in connection with such hedge Barclays received a fee of $0.7 million; and (iii) in November 2010, Barclays Corporate Bank, as part of a three bank syndicate, provided Canopius £25 million of an aggregate £75 million Funds at Lloyd’s Credit Facility to support Canopius’ Lloyd’s syndicates, and such facility was later increased to £35 million of an aggregate £105 million to fund Canopius’ acquisition of Omega, and in connection with such Facility Barclays received a fee of £0.9 million and £1.1 million in 2011 and 2012, respectively. In addition, Barclays has been advised by Tower’s management that Tower, Canopius Bermuda and Canopius expect to engage Barclays and other investment banking firms as determined by Tower, Canopius Bermuda and Canopius as placement agents in connection with the third party sale, for which Barclays would receive an expected fee of approximately $4.2 million from the expected aggregate placement agent fees of approximately $10.4 million (based on the sum of the target TNAV amount and the value of the retained business as of September 30, 2012) and indemnification in respect of certain matters.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Tower, Canopius Bermuda and Canopius for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Tower Projections and Assumptions for Barclays Fairness Opinion

In connection with the “Has/Gets” analysis performed by Barclays in its fairness opinion as described above, Tower provided Barclays with certain consolidated projections for the Tower base plan without the merger (“Tower Has”) and Tower’s plan following the proposed merger with Canopius Bermuda (“Tower Gets”). These financial projections, which are set forth below, were not prepared with a view toward public disclosure. This financial information, and the assumptions underlying such information, may have changed since their original preparation.

Consolidated Pro Forma Projections

(In millions, except per share amounts)	Tower Has 2012	Tower Has 2013	Tower Has 2014	Tower Has 2015	Tower Gets 2012	Tower Gets 2013	Tower Gets 2014	Tower Gets 2015
Revenues
Gross Premiums Written		$2,100.0	$2,339.7	$2,599.2		$2,270.0	$2,576.7	$2,912.7
Net Premiums Written		1,920.2	2,135.4	2,378.4		2,072.3	2,372.4	2,691.9
Net Premiums Earned		1,791.3	2,071.7	2,259.3		1,878.0	2,275.2	2,534.6
Ceding Commission Revenue		36.3	29.4	27.1		36.3	29.4	27.1
Insurance Service Revenue		2.0	2.1	2.2		2.0	2.1	2.2
Net Investment Income		141.0	144.1	147.1		154.7	161.9	169.9
Policy Billing Fees		16.6	18.1	20.8		16.6	18.1	20.8

Total Revenue		1,987.2	2,265.4	2,456.5		2,087.6	2,486.7	2,754.6

Expenses
Loss and Expenses Incurred		1,096.4	1,275.2	1,390.0		1,153.8	1,399.3	1,556.1
Acquisition and Operating Expenses		683.6	747.8	792.9		718.4	814.1	880.2
Corporate and Other Expenses		12.4	12.7	13.1		10.0	10.4	10.4
Interest Costs		30.3	34.8	34.8		30.3	34.8	34.8

Total Expenses		1,822.7	2,070.5	2,230.8		1,912.5	2,258.6	2,481.5

Income before Taxes		164.5	194.9	225.7		175.1	228.1	273.1

Taxes		48.1	58.5	67.7		14.4	18.5	26.4

Net Income		116.4	136.4	158.0		160.7	209.6	246.7

Less: Non-controlling Interests		5.5	5.6	7.3		5.5	5.6	7.3

Net Income—Tower Stockholders		$110.9	$130.8	$150.7		$155.2	$204.0	$239.4

Shares Outstanding	38.83	38.77	39.17	39.57	51.10	51.04	51.44	51.83
Weighted Average Shares Outstanding (WASO)		38.70	39.11	39.51		50.96	51.38	51.78
Earnings Per Share (EPS) (1)		$2.87	$3.34	$3.81		$3.05	$3.97	$4.62
Ending GAAP Equity (1)	1,027.2	1,113.0	1,222.4	1,351.5	1,205.4	1,326.4	1,499.8	1,708.3
Ending Tangible Equity (1)	674.5	767.0	879.1	1,010.3	822.8	950.4	1,126.5	1,337.2
Return on Equity (ROE) (1)		10.4%	11.2%	11.7%		12.3%	14.4%	14.9%
Return on Tangible Equity (ROTE) (1)		15.4%	15.9%	16.0%		17.5%	19.6%	19.4%
Book Value Per Share (BVPS) (1)	$26.45	$28.71	$31.21	$34.15	$23.59	$25.99	$29.16	$32.96
Tangible Book Value Per Share (TBVPS) (1)	$17.37	$19.78	$22.44	$25.53	$16.10	$18.62	$21.90	$25.80
Consolidated Combined Ratios
Net Loss Ratio		61.2%	61.6%	61.5%		61.4%	61.5%	61.4%
Net Expense Ratio		35.2%	33.8%	33.0%		35.4%	33.7%	32.8%

Net Combined Ratio		96.4%	95.4%	94.5%		96.8%	95.2%	94.2%

Combined Ratio, excluding reciprocals
Net Loss Ratio		61.1%	61.4%	61.4%		61.4%	61.4%	61.2%
Net Expense Ratio		35.6%	34.2%	33.4%		35.8%	34.0%	33.2%

Net Combined Ratio		96.7%	95.6%	94.8%		97.2%	95.4%	94.4%

(1)	Tower consolidates the reciprocals in its financial statements. However, EPS, ROE, ROTE, BVPS, TBVPS and the non-consolidated combined ratio metrics are calculated based off Net Income Attributable to Tower Group, Inc. and Tower Group, Inc. stockholders’ equity and exclude the results and financial position of the reciprocals.

Tower’s projections reflect numerous assumptions relating to industry performance, general business, economic, market and financial conditions and other matters, all of which are highly subjective and difficult to predict with any degree of accuracy. Specifically, these projections reflect the principal forward-looking assumptions set forth below with respect to Tower’s base plan without the merger and Tower’s plan following the proposed merger with Canopius Bermuda. Stockholders are urged not to rely on these projections or assumptions to predict the future results of Tower or the combined company following the merger. Please see the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for important cautionary language regarding the reliance on forward-looking information, such as these projections and assumptions, and for factors that may cause actual results to differ from such projections and assumptions. No one has made or makes any representation to you regarding these projections or assumptions.

Tower Has

•	Continuation of Tower’s organic growth strategy with modest premium growth of 7% in 2013 and increasing to 11% in subsequent years;

•	A combined ratio of 97% was projected for 2013 graduating down to 95% with modest expense savings;

•	The investment strategy will continue to be consistent with Tower’s 2012 performance; and

•	A stockholders’ dividend rate of $0.75 a share.

Tower Gets

•

Following the merger, the results of CBL and Tower Group will be consolidated for financial accounting purposes. The opening balance sheet of CBL will include primarily insurance assets and liabilities reflective of its reduced participation in Canopius’ treaties;

•

New premium production to be written by CBL will allow Tower Ltd. to expand its third party reinsurance assumed book. Initially, approximately 34% of such third party reinsurance assumed book will be sourced from the Canopius group, 34% from a limited number of other Lloyd’s syndicates, 12% from property catastrophe treaties, approximately 7% from a limited number of quota share participations of risk previously identified by Tower management, and 13% split evenly between Bermuda sourced low frequency/high severity, short tail risks. Subsequent year’s premium volume is expected to increase by 30-40%;

•

The combined ratio of new production for the first year following the merger is projected to be approximately 96%, reflecting start-up costs. In subsequent years, the combined ratio is expected to decrease to approximately 90%;

•	Expenses associated with the new merged structure will be modest, reflecting the small staff expected to be based in Bermuda;

•	Investment yield on new cash flow from new insurance and reinsurance production is expected to be approximately 4.25%;

•	An assumed stockholders’ dividend rate for Tower Ltd. consistent with Tower’s dividend policy for 2012;

•	The merger will permit several synergies to be achieved, including from a business and tax perspective;

•

CastlePoint Reinsurance Company’s (“CPRE”) insurance assets, liabilities and capital will be combined into CBL. CBL will replace CPRE as the quota share reinsurer of Tower’s U.S. Pool (Tower’s domestic insurance companies). In addition, other treaties are being considered in which CBL will provide additional reinsurance support to the U.S. companies on a property catastrophe and excess basis. This transfer of insurance to the Bermuda based platform is expected to be more tax efficient than the current structure; and

•

At closing, the fair value of Canopius Bermuda’s assets and liabilities is projected to result in an approximately $30 million increase in goodwill for Tower Ltd. This includes a fair value provision of the loss and expense reserves of approximately $20 million and approximately $10 million for the value of the retained business of Canopius Bermuda.

Determination of Merger Consideration

The formula for merger consideration to be received by Tower stockholders was determined by Tower and Canopius Bermuda in a manner that reflects the various components of the business deal among the parties, including the value of Canopius Bermuda following the restructuring and the prospective terms of the third party sale, many of which are not known at this time. The value of Canopius Bermuda following the restructuring, which is an integral component of the stock conversion number, was initially established at Canopius Bermuda’s tangible net asset value and as negotiations progressed, was expanded to include consideration for the economic value of the business retained. This economic value is defined to be the present value of the loss reserves as well as the value of the loss reserves determined to be in excess of the central estimate of the reserves as determined by an independent actuary.

Canopius Bermuda’s Reasons for the Merger

The Canopius Bermuda Board of Directors carefully evaluated the merger agreement and the transactions contemplated thereby. The Canopius Bermuda Board of Directors determined that the merger agreement and the transactions contemplated thereby, including the proposed merger, are in the best interests of Canopius Bermuda and its shareholder.

In reaching these determinations, the Canopius Bermuda Board of Directors consulted with Canopius Bermuda’s management and its legal, financial and other advisors, and also considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the merger to Canopius Bermuda. The Canopius Bermuda Board of Directors believes that, taken as a whole, the following factors supported its decision to approve the proposed merger:

•	As noted in the “Acquisition of Omega” section below, Canopius has acquired Omega and therefore has a Bermuda insurance company available for sale and can realize value on that sale;

•

its belief that the terms and conditions of the merger agreement, including the parties’ representations and warranties, covenants, deal protection provisions and closing conditions, are reasonable for a transaction of this nature;

•	the fact that Tower is obligated to pay for Canopius’s expenses incurred in connection with the merger and certain other transactions contemplated by the MTA; and

•

the fact that the merger agreement includes certain provisions relating to indemnification and insurance for Canopius Bermuda’s current or former officers and directors as described under “Agreements and Plan of Merger—Directors’ and Officers’ Indemnification and Insurance.”

This explanation of Canopius Bermuda’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the risks and uncertainties that could cause actual results to differ materially from the results contemplated by these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 34.